AMENDMENT NO. 2

TO THE

SUBADVISORY AGREEMENT

This AMENDMENT NO. 2 to the SUBADVISORY AGREEMENT is effective as of October 13, 2020, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”), and BLACKROCK INVESTMENT MANAGEMENT, LLC, a Delaware limited liability company (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and SunAmerica Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time, pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, the Adviser and the Subadviser are parties to a Sub-Advisory Agreement dated January 13, 2016, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to a series (the “Portfolio”) of the Trust, as listed on Schedule A of the Subadvisory Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Subadvisory Agreement as follows:

1.        Section 19. Notices is hereby amended as follows:

All notices shall be in writing and deemed properly given when delivered or mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the Adviser:

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, NJ 07311

Attention:	Gregory N. Bressler
Senior Vice President and General Counsel

If to the Subadviser:

BlackRock Investment Management, LLC

1 University Square Drive

Princeton, NJ 08540

Attn: Kerrianne Berneck

2.        Schedule A Amendment. Schedule A to the Subadvisory Agreement is hereby amended to reflect that the Subadviser will manage the assets of the SA BlackRock Global Multi-Factor 70/30 Portfolio and shall be compensated on those assets managed, in accordance with Section 3 of the Subadvisory Agreement, at the fee rate reflected in Schedule A attached hereto.

3.        Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

4.        Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

5.        Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

SUNAMERICA ASSET MANAGEMENT,
LLC

By: /s/ Sharon French
Name: Sharon French
Title: President and Chief Executive Officer

BLACKROCK INVESTMENT MANAGEMENT, LLC

By: /s/ Melissa Buccilli
Name: Melissa Buccilli
Title: Director

SCHEDULE A

Portfolio(s)	Annual Fee (as a percentage of the average
daily net assets the Subadviser manages in the
portfolio)

SA BlackRock VCP Global Multi Asset	0.37% on the first $250 million
Portfolio	0.34% on the next $500 million
0.32% above $750 million

SA BlackRock Multi-Factor 70/30 Portfolio	0.30% on the first $250 million
0.25% above $250 million